No. 812-14028

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

MONROE CAPITAL CORPORATION

MONROE CAPITAL PARTNERS FUND, L.P.

MC FUNDING LTD.

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL MANAGEMENT, LLC

MONROE CAPITAL PARTNERS FUND, LLC

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

All Communications, Notices and Orders to:

Theodore L. Koenig

Chief Executive Officer

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

Copies to:

Steven B. Boehm	Jonathan H. Talcott
Sutherland Asbill & Brennan LLP	Nelson Mullins Riley & Scarborough LLP
700 6th Street, N.W.	101 Constitution Avenue NW, Suite 900
Washington, D.C. 20001	Washington, D.C. 20001

February 27, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	FIRST AMENDED AND
	)	RESTATED APPLICATION FOR
	)	AN ORDER PURSUANT TO
MONROE CAPITAL CORPORATION;	)	SECTION 57(i) OF THE
MONROE CAPITAL PARTNERS FUND, L.P.;	)	INVESTMENT COMPANY ACT
MC FUNDING LTD.;	)	OF 1940 AND RULE 17d-1
MONROE CAPITAL BDC ADVISORS, LLC;	)	UNDER THE ACT TO PERMIT
MONROE CAPITAL PARTNERS FUND	)	CERTAIN JOINT
ADVISERS, INC.; MONROE CAPITAL	)	TRANSACTIONS OTHERWISE
MANAGEMENT, LLC; AND MONROE	)	PROHIBITED BY SECTION
CAPITAL PARTNERS FUND, LLC.	)	57(a)(4) OF THE ACT
)
311 South Wacker Drive	)
Chicago, Illinois 60606)
)
)
)
)
)
(312) 258-8300)
)
File No. 812-14028)
Investment Company Act of 1940)
)

Monroe Capital Corporation (the “Company”), Monroe Capital Partners Fund, L.P. (“Monroe SBIC”), MC Funding Ltd. (“MC Funding”), Monroe Capital BDC Advisors, LLC (the “BDC Adviser”), Monroe Capital Partners Funds Advisors, Inc. (“Monroe SBIC Adviser”), Monroe Capital Management, LLC (the “Monroe Collateral Manager”) (together with Monroe SBIC Adviser, the “Affiliated Fund Advisers”), and Monroe Capital Partners Fund, LLC (“Monroe SBIC General Partner”) (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and Monroe SBIC and MC Funding (together, the “Existing Affiliated Funds”), as well as any other currently-existing or future investment funds or separately managed accounts3 that are advised by the BDC Adviser or the Affiliated Fund Advisers or any other currently-existing or future investment adviser controlling, controlled by or under common control with the BDC Adviser or the Affiliated Fund Advisers (each, a “Future Adviser” and together with the BDC Adviser and the Affiliated Fund Advisers, each, an “Adviser” and, together, the “Advisers,”) and that are affiliated persons of the Company as defined in Section 2(a)(3)(C) of the 1940 Act, that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (the “Future Affiliated Funds”4 and together with the Existing Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same issuers of securities (“Portfolio Companies”) through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57 of the Act. “Co-Investment Transaction” means any transaction in which the Company participated together with one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with an Affiliated Fund without obtaining and relying on the Order.

All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

The Company was formed as a Maryland corporation on February 9, 2011 for the purpose of operating as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.5 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) for tax purposes as defined in Subchapter M of the U.S. Internal Revenue Code of 1986, as amended.

The Company completed its initial public offering (“IPO”) on October 31, 2012. The Company is subject to periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its common stock is listed on the Nasdaq Global Market under the symbol “MRCC.”

3 Applicants believe that Co-Investment Transactions with separately managed accounts present no issues relating to the protection of shareholders that are different from those presented by co-investment with Affiliated Funds.

4 Any Future Affiliated Fund will be exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the Act or will be a separately managed account, and will have an investment objective and strategies similar to those of the Company.

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company is a specialty finance company focused on providing financing primarily to lower middle-market companies in the United States and Canada. The Company provides customized financing solutions focused primarily on senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity, including equity co-investments in preferred and common stock and warrants. Its investments will generally range in size from $5 million to $25 million. The Company’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation through debt and equity investments.

The Company has a board of directors (the “Board”) consisting of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). Pursuant to the Company’s charter and bylaws, members of the Board are divided into three classes. Each class of directors will hold office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of the Company’s stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Company’s charter permits the Board to elect directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

B.	The BDC Adviser

The BDC Adviser was organized as a limited liability company under the laws of the state of Delaware in February 2011. The investment professionals of the BDC Adviser are responsible for sourcing potential investments, conducting research and due diligence on prospective investments and their private equity sponsors, analyzing investment opportunities, structuring the Company’s investments and managing the Company’s investments and portfolio companies on an ongoing basis. The BDC Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).

The BDC Adviser is a part of an asset management organization with a number of management entities and managed funds, each under the direct or indirect control of Monroe Capital, LLC (such management entities and managed funds, collectively, “Monroe Capital”). The BDC Adviser utilizes the investment professionals of Monroe Capital pursuant to a staffing agreement (the “Staffing Agreement”) between Monroe Capital Management Advisors, LLC, a Delaware limited liability company (“MC Management”), and the BDC Adviser. The investment activities of the BDC Adviser are led by its investment committee, which, in turn, is led by Theodore L. Koenig, who also serves as the Company’s Chairman and Chief Executive Officer. The other members of the investment committee include Michael J. Egan, Jeremy T. VanDerMeid and Aaron D. Peck. Mr. Peck also serves as Chief Financial Officer of the Company. The management team consists of 18 senior investment professionals who average more than 20 years of experience. The BDC Adviser is wholly owned by a trust that is controlled by Mr. Koenig for the benefit of his family.

C.	The Existing Affiliated Funds and Affiliated Fund Advisers

As described in more detail below, each of the Affiliated Funds has the same or a similar investment objective and strategy as the Company’s, focusing primarily on senior, unitranche, and junior secured debt and, to a lesser extent, unsecured subordinated debt and equity to lower middle-market companies. Thus, investments in certain Portfolio Companies generally would be appropriate investments for both the Company and one or more of the Affiliated Funds.

1.	Monroe SBIC, Monroe SBIC General Partner, Monroe SBIC Adviser

a.	Monroe SBIC

Monroe SBIC was formed as a Delaware limited partnership on May 11, 2009 for the purpose of providing investors with current income and long-term capital appreciation by investing in private and public middle market companies primarily in the United States. The Monroe SBIC General Partner owns a 2.5% interest in Monroe SBIC. The remaining interests in Monroe SBIC are held by third parties with no affiliation with the Company. Monroe SBIC was licensed as a small business investment company (“SBIC”) by the United States Small Business Administration in February 2011, with approximately $200 million in commitments.

b.	Monroe SBIC General Partner

The Monroe SBIC General Partner is a Delaware limited liability company. It has full and exclusive management authority over all investments, asset dispositions, distributions, and other affairs of Monroe SBIC. Messrs. Koenig and Egan collectively own 38% of the membership units of the Monroe SBIC General Partner. Certain of the Principals6 collectively own a 60.7% interest in the Monroe SBIC General Partner, but no individual Principal owns a controlling interest. The remaining 1.3% interest is owned by third-parties with no affiliation with the Company.

c.	Monroe SBIC Adviser

Monroe SBIC is managed by Monroe SBIC Adviser, a Delaware corporation. Messrs. Koenig and Egan collectively own 42% of the membership units of the Monroe SBIC Adviser. The remaining 58% is collectively owned by certain of the Principals, one of whom holds a 26% interest. Monroe SBIC Adviser is not currently registered under the Advisers Act because its only client is an SBIC.

2.	MC Funding and Monroe Collateral Manager

a.	MC Funding

MC Funding was formed on September 13, 2006 as an exempted company incorporated under the laws of the Cayman Islands with limited liability for the sole purpose of acquiring certain collateralized debt obligations, issuing securities, and engaging in certain related

6 The term “Principal” refers to each of Thomas C. Aronson, Michael J. Egan, Alexander Franky, Theodore L. Koenig, Zia Udin, Jeremy T. VanDerMeid, and Warren Woo.

transactions. MC Funding issued approximately $410 million of notes and preferred shares on December 21, 2006, and used the proceeds of its sale of securities primarily to fund the purchase of a portfolio of floating rate senior secured loans and participations. Mr. Koenig indirectly owns a 4% interest in MC Funding and the remaining 96% is owned by third-parties with no affiliation with the Company.

b.	Monroe Collateral Manager

The collateral manager of MC Funding is Monroe Collateral Manager, a Delaware limited liability company. Messrs. Koenig and Egan collectively and indirectly own 71% of the membership units of the Monroe Collateral Manager, and the remaining 29% is collectively and indirectly owned by certain of the Principals, none of whom own a controlling interest. Monroe Collateral Manager is wholly owned by Monroe Capital Management Advisers, LLC, which is registered with the Commission under the Investment Advisers Act of 1940.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

This Application seeks relief in order to (i) enable the Company to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction (as defined below) that arises in the future and (ii) enable the Company to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the BDC Adviser will manage the Company, and the Advisers will manage the Affiliated Funds, in the same manner that the Company and the Affiliated Funds have been managed in the past, consistent with their respective existing investment objectives and strategies. In selecting investments for the Company, the BDC Adviser will only consider the Company’s investment objective, investment policies, investment position, capital available for investment, and other pertinent factors. Likewise, when selecting investments for each of the Affiliated Funds, the Advisers will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. However, as each of the Affiliated Funds has the same or a similar investment strategy as the Company, a Portfolio Company that is an appropriate investment for the Company may be an appropriate investment for one or more of the Affiliated Funds, and vice versa.

Each Co-Investment Transaction would be allocated among the Company, on the one hand, and one or more of the Affiliated Funds, on the other hand. Each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”) of directors of the Company who are eligible to vote under Section 57(o) (the “Eligible Directors”).7

7 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

All subsequent activity (i.e., exits and Follow-On Investments, as defined below) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any of the Affiliated Funds’ purchases be the same as those applicable to the Company’s purchase.

B.	Reasons for Co-Investing

It is expected that co-investment in Portfolio Companies by the Company and one or more of the Affiliated Funds will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from one or more of the Affiliated Funds available to meet the funding requirements of attractive investments in Portfolio Companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the BDC Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of one or more of the Affiliated Funds as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential Portfolio Company. Portfolio Companies may reject an offer of funding arranged by the BDC Adviser due to the Company’s inability to commit the full amount of financing required by the Portfolio Company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the BDC Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of one or more of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The BDC Adviser and the Board believe that it will be advantageous for the Company to co-invest with one or more of the Affiliated Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. Specifically, the BDC Adviser believes that co-investment by the Company and one or more of the Affiliated Funds will afford the Company the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the Portfolio Companies in which the Company and the Affiliated Funds co-invest.

C.	Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that: any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) defines an “affiliated person” of another person as: “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

D.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company. As set forth in detail below, each of the Affiliated Funds, by virtue of having an Adviser as its adviser, general partner or collateral manager, could be deemed to be controlled by the same persons who control the BDC Adviser, and thus could be deemed to be “under common control with” the Company.

Monroe SBIC

Messrs. Koenig and Egan collectively hold 38% of the membership units of the Monroe SBIC General Partner. As discussed above, the Monroe SBIC General Partner has full and exclusive management authority over all investments, asset dispositions, distributions, and other affairs of Monroe SBIC. Thus, because the Monroe SBIC General Partner may be deemed to have the power to exercise a controlling influence over the management or policies of the Monroe SBIC, the Monroe SBIC General Partner could be deemed to control the Monroe SBIC. By virtue of owning jointly more than 25% of the membership units of the Monroe SBIC General Partner, Messrs. Koenig and Egan could be deemed jointly to control the Monroe SBIC General Partner, and thus, in turn, to indirectly control the Monroe SBIC.

Additionally, Messrs. Koenig and Egan collectively hold 42% of the membership units of the Monroe SBIC Adviser. Because the adviser of an investment fund could be generally deemed to control such fund, Messrs. Koenig and Egan could jointly be deemed to indirectly control the Monroe SBIC by virtue of owning jointly more than 25% of the membership units of the Monroe SBIC Adviser.

Mr. Koenig also would likely be deemed to control the BDC Adviser, and by his control of the BDC Adviser would likely be deemed indirectly to control the Company, by virtue of controlling 75% or more of the membership units of the BDC Adviser and by his position on the investment committee of the BDC Adviser. Likewise, Mr. Egan could be deemed to control the Company on account of his position on the investment committee of the BDC Adviser. Because Messrs. Koenig and Egan could be deemed jointly to control the Monroe SBIC as well as the Company, the Monroe SBIC could be deemed to be affiliated with the Company under Section 57(b) by virtue of being under common control with the Company, and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

MC Funding

As collateral manager for MC Funding, the Monroe Collateral Manager effectively serves as MC Funding’s investment manager, and thus could be deemed to control it. Messrs. Koenig and Egan collectively control 71% of the membership units of the Monroe Collateral Manager, and therefore, would likely be deemed to control the Monroe Collateral Manager, and thus to indirectly control MC Funding.

As discussed above, Messrs. Koenig and Egan could be deemed to control the Company by virtue of each of their positions on the BDC Adviser’s investment committee and, additionally, Mr. Koenig’s control of the membership units of the BDC Adviser. Because Messrs. Koenig and Egan could be deemed to jointly control MC Funding as well as the Company, MC Funding could be deemed to be affiliated with the Company under Section 57(b) by virtue of being under common control with the Company, and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

E.	Requested Relief

The Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Company to participate with the Affiliated Funds in the Co-Investment Program (described below), subject to the terms and conditions set forth below in the application (the “Conditions”).

F.	Precedents

The Commission has granted co-investment relief similar to that requested by the Applicants on numerous occasions in recent years.8 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than those described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

G.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon

8 See, e.g., Gladstone Capital Corp., et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corporation et al. (File No. 812-13787), Release No. IC-29968 (Mar. 26, 2012) (order), (Feb. 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more of the Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

H.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions will ensure the protection of shareholders of the Company and compliance with the provisions, policies, and purposes of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that the Company would only invest in investments that are in the interests of shareholders and that appropriately fit the investment needs and abilities of the Company. In addition, the Company would be able to invest on equal footing with each Affiliated Fund participating in the Co-Investment Transaction. The Company would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. The Company would have the ability to participate, on a proportionate basis, at the same price and on the same terms and conditions as any Affiliated Fund in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be shared pro-rata among the Company and the Affiliated Funds. The conditions would also prevent a participant in a Co-Investment Transaction from investing in any current investments of an affiliated person, which eliminates the possibility of any participant from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board. In addition, when considering potential Co-Investment Transactions for the Company, the BDC Adviser will consider the Objectives and Strategies (as defined below), investment policies, investment positions, capital available for investment, and other pertinent factors applicable only to the Company.

In sum, the Applicants believe that the proposed conditions would ensure that the Company does not participate on a basis different from, or less advantageous than, that of other participants in a Co-Investment Transaction. As a result, Applicants believe that participation of the Company and the Affiliated Funds in the Co-Investment Program conducted in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act.

I.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund that falls within the Company’s then-current Objectives and Strategies,9 the BDC Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the BDC Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the BDC Adviser to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on the ratio of the Company’s total assets, on one hand, and the total assets of the Affiliated Funds, on the other hand, to the aggregated total assets of the parties, up to the amount proposed to be invested by each. The BDC Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ total assets to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the BDC Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the participating Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with Affiliated Funds only if, prior to the Company’s and the Affiliated Funds’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

9 “Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders.

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by one or more of the Affiliated Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided that, if an Affiliated Fund, but not the Company, gain the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that an Affiliated Fund or any affiliated person of an Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (which may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Advisers or the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The BDC Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which the Affiliated Funds or any affiliated person of the Affiliated Funds is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the Affiliated Funds. The grant to the Affiliated Funds, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the Affiliated Fund(s) in a Co-Investment Transaction, the Adviser will:

(a) notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in the disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Fund. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and the Affiliated Fund will each bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund desires to make a “Follow-On Investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Company and any of the Affiliated Funds in a Co-Investment Transaction, the BDC Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company and provide a written recommendation to the Eligible Directors.

(b) The Eligible Directors will make their own determination with respect to each Follow-On Investment, and the Company will participate in a Follow-On Investment only to the extent that the Required Majority determines that it is in the Company’s best interest.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Company’s and the Affiliated Fund’s outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the BDC Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the Affiliated Fund in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on the ratio of each party’s total assets to the aggregated total assets of both parties, up to the maximum amount to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9. The Independent Directors will be provided, quarterly for review, all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Affiliated Fund that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under the Affiliated Funds’ investment advisory agreements, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and each Affiliated Fund based on the amount each invests in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company’s and the Affiliated Fund’s investment advisory agreement).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Theodore L. Koenig

Chief Executive Officer

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(312) 258-8300

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

and

Jonathan H. Talcott

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, D.C. 20001

B.	Authorizations

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 27th day of February, 2013.

MONROE CAPITAL CORPORATION,
a Maryland Corporation

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
President and Chief Executive Officer

MONROE CAPITAL PARTNERS FUND LP,
a Delaware Limited Partnership

By:	MONROE CAPITAL PARTNERS FUND, LLC,
General Partner

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Managing Member

MC FUNDING LTD.

By:	MONROE CAPITAL MANAGEMENT LLC,
As Collateral Manager
a Delaware limited liability company

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Manager

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Managing Member

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
President

MONROE CAPITAL MANAGEMENT, LLC

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Manager

MONROE CAPITAL PARTNERS FUND, LLC

By:	/s/ Theodore L. Koenig
Theodore L. Koenig
Manager

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application dated as of February 27, 2013 for and on behalf of Monroe Capital Corporation, Monroe Capital BDC Advisors, LLC, Monroe Capital Partners Fund, L.P., MC Funding Ltd., Monroe Capital Partners Fund Advisors, Inc., Monroe Capital Management, LLC, and Monroe Capital Partners Fund, LLC; that he is the President and Chief Executive Officer of Monroe Capital Corporation; the Managing Member of Monroe Capital BDC Advisors, LLC; the Managing Member of Monroe Capital Management LLC, the General Partner of Monroe Capital Partners Fund LP; the Manager of MC Funding Ltd.; the President of Monroe Capital Partners Fund Advisors, Inc.; the Manager of Monroe Capital Partners Fund, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Theodore L. Koenig
Name: Theodore L. Koenig

EXHIBIT B

Resolution of the Board of Directors of Monroe Capital Corporation

RESOLVED, that the Proper Officers be, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such Proper Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Company.